Exhibit 99.1

Media and Investor Relations:

Robin Deliso

617.692.2601

news@enernoc.com

EnerNOC Enhances Energy Intelligence Software Platform with Acquisition of World Energy Solutions

- EnerNOC to Acquire Leading Cloud-Based Supply Procurement Software Vendor -

BOSTON, MA, NOVEMBER 4, 2014 – EnerNOC, Inc. (Nasdaq: ENOC), a leading provider of energy intelligence software (EIS), today announced that it has entered into an agreement to acquire World Energy Solutions, Inc. (Nasdaq: XWES), an energy management technology and services firm that helps enterprises simplify the energy procurement process through a suite of Software-as-a-Service (SaaS) tools.

“World Energy’s software is used by more than 4,000 enterprises for energy supply management. The integration of World Energy’s software into our platform will help accelerate EnerNOC’s product roadmap and add approximately $30 million to EnerNOC’s enterprise annual recurring revenue,” said Tim Healy, Chairman and CEO of EnerNOC. “This acquisition advances our energy intelligence software business and will help us deliver more value to our enterprise customers who are looking to increase productivity and take control of their energy costs.”

“EnerNOC’s vision for EIS starts with buying energy better, using software tools to secure the most favorable price and contract structure, and managing vast amounts of procurement data, contract data, and market position data in a single, user-friendly platform. World Energy has built that capability over the past 10 years and it is a natural complement to EnerNOC’s existing software and vision,” said Micah Remley, EnerNOC Vice President of Product Strategy and Technology. “Together, we will be able to help enterprises control costs and stay competitive in an increasingly global marketplace.”

“This transaction reflects World Energy’s strategic position and core competencies in the United States retail energy market,” stated Phil Adams, CEO of World Energy. “Our software-based auction platform continues to demonstrate significant value to participants in the retail energy sector and is poised to deliver significant synergies and cost savings to customers as part of EnerNOC’s energy intelligence software platform.”

To date, World Energy has transacted more than $45 billion in electricity, natural gas, and environmental commodities for its customers, making it one of the top energy procurement specialists in the U.S. by revenue and volume. In the six months ended June 30, 2014, World Energy generated $18.9 million in revenue with 77 percent gross margins. With more than 100 employees, the company is headquartered in Worcester, MA, and has a strong ecosystem of channel partners. Its customer base extends across the US, with concentrations in key strategic markets like Texas, Massachusetts, Pennsylvania, Ohio, New Jersey, and New York.

EnerNOC has agreed to acquire World Energy for a purchase price of $5.50 per share, and the assumption of debt for a total transaction value of approximately $76 million in cash. The Boards of Directors of EnerNOC and World Energy have unanimously approved the transaction, which will be effected through a tender offer and is expected to close in the first quarter of 2015, subject to the satisfaction of customary closing conditions. The transaction is expected to be accretive to EnerNOC earnings in 2016.

About EnerNOC

EnerNOC is a leading provider of cloud-based energy intelligence software (EIS) and services to thousands of enterprise customers and utilities globally. EnerNOC’s EIS solutions for enterprise customers improve energy productivity by optimizing how they buy, how much they use, and when they use energy. EIS for enterprise includes supply management, utility bill management, facility optimization, visibility and reporting, project management, demand management, and demand response. EnerNOC’s

EIS solutions for utilities help maximize the value of demand-side resources, including fully outsourced and utility-managed demand response and energy efficiency programs that drive customer engagement. EnerNOC supports customer success with its world-class professional services team and a Network Operations Center (NOC) staffed 24x7x365. For more information, visit www.enernoc.com.

Safe Harbor Statement

Statements in this press release regarding management’s future expectations, beliefs, intentions, goals, strategies, plans or prospects, including, without limitation, statements relating to EnerNOC’s vision for EIS, EnerNOC’s ability to help enterprises control costs and stay competitive in an increasingly global marketplace, the ability of the acquisition to deliver value to EnerNOC’s enterprise customers, the acceleration of EnerNOC’s product roadmap and the addition of $30 million to EnerNOC’s enterprise annual recurring revenue, may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors including risks relating to any unforeseen changes to or the effects on liabilities, future capital expenditures, revenue, expenses, synergies, indebtedness, financial condition, losses and future prospects; failure to consummate or delay in consummating the transaction; our ability to retain key executives and employees; slowdowns or downturns in economic conditions, relationships with strategic partners, the presence of competitors with greater financial resources than ours and their strategic response to our products; and our ability to successfully integrate World Energy and the associated technology and achieve operational efficiencies, as well as those risks, uncertainties and factors referred to under the section “Risk Factors” in EnerNOC’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q, as well as other documents that may be filed by EnerNOC from time to time with the Securities and Exchange Commission. As a result of such risks, uncertainties and factors, the Company’s actual results may differ materially from any future results, performance or achievements discussed in or implied by the forward-looking statements contained herein. EnerNOC is providing the information in this press release as of this date and assumes no obligations to update the information included in this press release or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of World Energy Solutions, Inc. common stock. The tender offer described herein has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission (SEC). The solicitation of offers to buy shares of World Energy Solutions, Inc. common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. Investors and World Energy Solutions, Inc. securityholders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement that will be filed by World Energy Solutions, Inc. regarding the tender offer when they become available as they will contain important information. Investors and securityholders may obtain free copies of these statements (when available) and other documents filed with respect to the tender offer at the SEC’s website at www.sec.gov. In addition, copies of the tender offer statement and related materials (when available) may be obtained for free by directing such requests to the information agent for the tender offer or by directing such requests to the EnerNOC, Inc. investor relations at the e-mail address below.

EnerNOC, Inc. Investor Relations

Sarah McAuley

617-532-8195

news@enernoc.com